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4/12/2002

02022881

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT

FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 42731

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING January 1, 2001 AND ENDING December 31, 2001
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Franklin Street Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO

SEC RECEIVED APR 04 2002 PROCESSING 360

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1450 Raleigh Road, Suite 300
(No. and Street)

Chapel Hill (City) North Carolina (State) 27517 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol E. Manzon (919) 403-3000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
APR 15 2002
THOMSON FINANCIAL

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

III James Center, 10th floor
1051 East Cary Street (Address) Richmond (City) Virginia (State) 23219 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

sp 4-15

OATH OR AFFIRMATION

I, Robert C. Eubanks, Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Franklin Street Securities, Inc., as of

December 31, 2001, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, ~~except as follows:~~

N/A

Signature

President

Title

BETH P. RHUE NOTARY PUBLIC ORANGE, N.C.

Beth P. Rhue Notary Public

Commission expiration: October 6, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRANKLIN STREET SECURITIES, INC. | Schedule 1

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO SEC RULE 15c3-1
December 31, 2001

NET CAPITAL		
Stockholder's Equity	$	669,287
Nonallowable Assets:		
Prepaid expenses		4,051
Excess deposit at clearing agent		906
Other deductions and charges		20,000
Total nonallowable assets and other charges		24,957
Net capital before haircuts on securities		644,330
Haircuts on Securities Positions		3,699
Net capital	$	640,631
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	254,201
Income taxes payable, parent company		4,447
State income taxes payable		5,147
	$	263,795
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (the greater of $5,000 or 6 2/3 percent of aggregate indebtedness)	$	17,586
Excess net capital	$	623,045
Ratio of aggregate indebtedness to net capital		0.41 to 1

Note: The above computation does not materially differ from the computation of net capital under rule 15c3-1 as of December 31, 2001 filed by Franklin Street Securities, Inc. on Form X17-A5. Accordingly, no reconciliation is deemed necessary.